

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 5, 2009

Mr. Kenneth Stastny, Chief Financial Officer
Wise Metals Group LLC
857 Elkridge Road, Suite 600
Linthicum, MD 21090

RE: Wise Metals Group LLC
        Form 10-K for the fiscal year ended December 31, 2007
        File No. 333-117622

Dear Mr. Stastny:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                    Sincerely,

                                    Terence O'Brien,
                                     Accounting Branch Chief